Exhibit 99.1

October 29, 2021

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the virtual 2021 Annual General Meeting of shareholders of International General Insurance Holdings Ltd. (“IGI,” “we” or the “Company”). The 2021 Annual General Meeting will be held virtually via live webcast on November 30, 2021, at 10:00 a.m. Eastern Standard Time.

Due to the continued public health impact of the novel coronavirus (COVID-19) and to support the health and well-being of our shareholders and their families, our Board of Directors has decided to hold a virtual Annual General Meeting via live webcast.

The Notice of Annual General Meeting and Information Circular describes the business to be transacted at the Annual General Meeting and provides other information concerning IGI. We are holding the Annual General Meeting for the following purposes, which are more fully described in the attached Information Circular:

1.      To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2020, together with the notes thereto and the independent auditor’s report thereon;

2.      To elect two Class I directors nominated by our Board of Directors to hold office until the 2024 Annual General Meeting or until their successors have been elected or appointed or their office is vacated in accordance with the Amended and Restated Bye-laws of the Company;

3.      To approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as our independent auditor for the fiscal year ending December 31, 2021 and the authorization for our Board of Directors, acting through our audit committee, to fix the remuneration of our independent auditor for the fiscal year ending December 31, 2021; and

4.      To transact such other business as may properly come before the meeting.

The Board of Directors unanimously recommends that shareholders vote “for” the above proposals nos. 2 and 3. Item nos. 1 and 4 do not require a vote of the shareholders.

Your vote is important. Whether or not you plan to virtually attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the Information Circular for the virtual Annual General Meeting. In order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2021 Annual General Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope in accordance with the instructions therein. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. If you decide to attend the meeting, you will be able to revoke your proxy and vote at the meeting. Any signed proxy returned and not completed will be voted by management in favor of all proposals presented in the Information Circular.

Sincerely,

WASEF JABSHEH Chairman of the Board and Chief Executive Officer

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING AND INFORMATION CIRCULAR

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INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To our shareholders:

Notice is hereby given that the 2021 Annual General Meeting of shareholders of International General Insurance Holdings Ltd. will be held virtually on Tuesday, November 30, 2021. The following are details for the meeting:

Time and Date	Tuesday, November 30, 2021 10:00 a.m. Eastern Standard Time
Place

Virtual meeting only

You may attend the Annual General Meeting and vote your shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/igi/2021. You will need the control number that is printed on your proxy card to enter the Annual General Meeting.

Items of Business

(1)    To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2020, together with the notes thereto and the independent auditor’s report thereon.

(2)    To elect two Class I directors to IGI’s Board of Directors for a term of three years.

(3)    To approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as our independent auditor for the fiscal year ending December 31, 2021 and the authorization for our Board of Directors, acting through our audit committee, to fix the remuneration of our independent auditor for the fiscal year ending December 31, 2021.

(4)    To transact such other business as may properly come before the meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the Annual General Meeting at the time and on the date specified above or at any time and date to which the Annual General Meeting may be properly adjourned or postponed.

Record Date

The record date for the Annual General Meeting is Friday, October 15, 2021. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual General Meeting or any adjournment or postponement of the meeting.

Voting

Your vote is important. Whether or not you plan to virtually attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting. In order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2021 Annual General Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope in accordance with the instructions therein. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by following the procedures specified in the enclosed Information Circular.

By Order of the Board of Directors

Rawan Alsulaiman Chief Legal and Compliance Officer

October 29, 2021

This notice of Annual General Meeting, Information Circular and form of proxy, and Annual Report on Form 20-F/A are being distributed on or about October 29, 2021.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following are some questions that you, as a shareholder of International General Insurance Holdings Ltd. (“IGI,” “we” or the “Company”) may have regarding the matters being considered at IGI’s 2021 Annual General Meeting and brief answers to those questions. You are urged to carefully read this Information Circular in its entirety.

Q:     Why am I receiving these materials?

A:     The board of directors of IGI (the “Board”) is providing these materials to you in connection with IGI’s Annual General Meeting of shareholders, which will take place on Tuesday, November 30, 2021. As a shareholder, you are invited to attend the Annual General Meeting and are entitled and requested to vote on the items of business described in this Information Circular.

Q:     What items of business will be voted on at the Annual General Meeting?

A:     The items of business scheduled to be voted on at the Annual General Meeting are:

•        The election of two directors to IGI’s Board for a term of three years;

•        The approval of the re-appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2021 and authorization for our Board to fix the independent auditor’s remuneration; and

•        such other business as may properly come before the meeting.

The audited financial statements of the Company for the fiscal year ended December 31, 2020 will be presented to the Annual General Meeting but do not require a vote.

Q:     How does the Board recommend that I vote?

A:     The Board recommends that you vote your shares “FOR” each of the proposals.

Q:     What shares can I vote?

A:     Each of IGI’s common shares, par value $0.01 per share (the “Common Shares”), issued and outstanding as of the close of business on October 15, 2021 (the “Record Date”) for the Annual General Meeting is entitled to be voted on all items being voted upon at the Annual General Meeting. The record date for the Annual General Meeting is the date used to determine both the number of IGI’s Common Shares that are entitled to be voted at the Annual General Meeting and the identity of the shareholders of record and beneficial owners of those Common Shares who are entitled to vote those shares at the Annual General Meeting. On the record date for the Annual General Meeting, we had 48,885,441 Common Shares issued and outstanding. This number includes both (1) shares issued and outstanding as well as (2) contingent shares which have not yet vested but whose holders are entitled to vote with respect to such contingent shares.

You may vote all shares owned by you as of the record date for the Annual General Meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:     What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:     Voting procedures vary between record holders of shares and beneficial owners of shares.

Shareholder of Record

If your shares are registered directly in your name with IGI’s transfer agent, Continental, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by IGI. As the shareholder of record, you have the right to grant your voting proxy directly to IGI management or to vote in person at the meeting. IGI has provided a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the Annual General Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares at the virtual meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:     How can I attend the Annual General Meeting?

A:     You are entitled to attend the virtual Annual General Meeting only if you were an IGI shareholder as of the close of business on October 15, 2021 or you hold a valid proxy for the Annual General Meeting. The Annual General Meeting will be held on Tuesday, November 30, 2021 at 10:00 a.m. Eastern Standard Time, in a virtual meeting format only via the Internet, with no physical in-person meeting. You will be able to attend and participate in the virtual Annual General Meeting online by entering the unique control number found on your enclosed proxy card at the meeting center at https://www.cstproxy.com/igi/2021, where you will be able to listen to the Annual General Meeting live, submit questions and vote. Information on how to vote virtually at and entering your control number found on your enclosed proxy card Annual General Meeting is discussed below.

Q:     How can I vote my shares?

A:     For each of the proposals you may vote “For” or “Against” or abstain from voting.

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record as of October 15, 2021, you may vote at the Annual General Meeting by proxy using the enclosed proxy card, over the telephone or through the internet. Whether or not you plan to attend the virtual Annual General Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided in accordance with the instructions therein. If you return your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct.

To vote over the telephone, please dial +1 415-655-0243 (if you are dialing outside of the U.S. and Canada) and 1 888-965-8995 (if you are dialing from within the U.S. and Canada) using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your telephone vote must be received by 11:59 p.m., Eastern Time on November 29, 2021 to be counted.

To vote through the Internet during the virtual Annual General Meeting, please visit https://www.cstproxy.com/igi/2021 and have available the control number included on your proxy card or on the instructions that accompanied your proxy materials.

To vote through the internet before the Annual General Meeting, go to https://www.cstproxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time on November 29, 2021 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a voting instruction form with this Information Circular from that organization rather than from IGI. Simply complete and mail the voting instruction form as directed therein to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker or bank. To vote in person at the Annual General Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with this Information Circular, or contact your broker or bank to request a proxy form.

Q:     Can I change my vote?

A:     You may change your vote at any time prior to the vote at the Annual General Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to IGI’s Chief Legal and Compliance Officer by mail, which must be received by 11:59 p.m. Eastern Standard Time on November 29, 2021 prior to your shares being voted in accordance with the earlier proxy, or by attending the Annual General Meeting and voting. Virtual attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting.

Q:     Is my vote confidential?

A:     Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within IGI or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to IGI management.

Q:     How many shares must be present or represented to conduct business at the Annual General Meeting?

A:     A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shareholders holding at least a majority of the voting power of the issued and outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 48,885,441 Common Shares issued and outstanding and entitled to vote. Thus, Common Shares representing 24,442,721 votes must be present in person or represented by proxy at the meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Q:     How are votes counted?

A:     For each item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” your abstention is not considered a vote for the purposes of the proposals and therefore has no effect on the adoption of any of the proposals.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (“FOR” all of IGI’s nominees to the Board, “FOR” the re-appointment of our independent auditor and authorization for the Board to fix their remuneration, and in the discretion of the proxyholders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:     What is the voting requirement to approve each of the proposals?

A:     Proposals 2 and 3 require the affirmative “FOR” vote of a majority of votes cast.

Q:     Is cumulative voting permitted for the election of directors?

A:     No. IGI does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the Annual General Meeting, each Common Share issued and outstanding as of the close of business on the record date is entitled to one vote.

Q:     What happens if additional matters are presented at the Annual General Meeting?

A:     Other than the items of business described in this Information Circular, we are not aware of any business to be acted upon at the Annual General Meeting. If you grant a proxy, the persons named as proxyholders, Wasef Jabsheh, or failing him, Walid Jabsheh, or failing him, Pervez Rizvi, each with the power to appoint his substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws .

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this Information Circular and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:     How may I obtain a separate set of voting materials?

A:     If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street,
P.O. Box 941428,
Amman 11194, Jordan
Attention: Investor Relations
Telephone: 44 (0) 2072 204937
Email: robin.sidders@iginsure.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

Q:     Who will bear the cost of soliciting votes for the Annual General Meeting?

A:     IGI is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of this Information Circular, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:     Where can I find the voting results of the Annual General Meeting?

A:     We intend to publish final voting results in a report on Form 6-K.

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of IGI’s Board for use at the Company’s Annual General Meeting of shareholders (the “Shareholders”) to be held virtually via live webcast on November 30, 2021, at 10:00 a.m. Eastern Standard Time or at any adjournment or postponement thereof (the “Annual General Meeting”), for the purposes set forth herein and in the accompanying Notice of Meeting.

Voting Rights and Outstanding Shares

On October 15, 2021 (the “Record Date”), the Company had issued and outstanding 48,885,441 Common Shares. Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Two or more persons present at the start of the virtual Annual General Meeting and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares of the Company shall form a quorum for the transaction of business at the 2021 Annual General Meeting.

The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual General Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted “FOR” the proposals set forth on the Notice of Meeting.

Methods of Voting

The procedures for voting differ depending on whether or not you are a shareholder of record or a beneficial owner of the shares.

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record as of October 15, 2021, you may vote by proxy using the enclosed proxy card, over the telephone or through the internet. Whether or not you plan to attend the virtual Annual General Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

In order to vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided in accordance with the instructions therein. If you return your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct.

To vote over the telephone, please dial +1 415-655-0243 (if you are dialing outside of the U.S. and Canada) and 1 888-965-8995 (if you are dialing from within the U.S. and Canada) using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your telephone vote must be received by 11:59 p.m., Eastern Time on November 29, 2021 to be counted.

To vote through the Internet during the virtual Annual General Meeting, please visit https://www.cstproxy.com/igi/2021 and have available the control number included on your proxy card or on the instructions that accompanied the Information Circular.

To vote through the internet before the Annual General Meeting, go to https://www.cstproxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time on November 29, 2021 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a voting instruction form with this Information Circular from that organization rather than from IGI. Simply complete and mail the voting instruction form as directed therein to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker or bank. To vote in person at the Annual General Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with this Information Circular, or contact your broker or bank to request a proxy form.

Revocability of Proxies

You may change your vote at any time prior to the vote at the Annual General Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to IGI’s Chief Legal and Compliance Officer by mail, which must be received by 11:59 p.m. Eastern Standard Time on November 29, 2021 prior to your shares being voted in accordance with the earlier proxy, or by attending the Annual General Meeting and voting. Virtual attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting.

Solicitation

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail and the Internet, but Shareholders may be solicited by telephone, e-mail, or personal contact.

Electronic Delivery

For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

2020 Annual Report

Copies of IGI’s 2020 Annual Report on Form 20-F/A, which includes the audited consolidated financial statements for the year ended December 31, 2020, together with the notes thereto and the independent auditor’s report thereon, are being mailed to shareholders on or about October 29, 2021, along with the notice of Annual General Meeting, Information Circular and form of proxy. Copies of IGI’s 2020 Annual Report on Form 20-F/A are also available under “SEC Filings” in the “Investors” section of our website at www.iginsure.com. The Form 20-F/A is subject to review by the staff of the Securities and Exchange Commission (the “SEC”), who may review the 20-F/A and issue comments on the disclosures contained therein. Any comments from the SEC on the 20-F/A from time to time could be material. The Form 20-F/A is also available at the website of the SEC at www.sec.gov. Shareholders may also request a free copy of our 2020 Annual Report on Form 20-F/A from:

International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street,
P.O. Box 941428,
Amman 11194, Jordan
Attention: Investor Relations
Telephone: 44 (0) 2072 204937
Email: robin.sidders@iginsure.com

IGI will also furnish any exhibit to the Form 20-F/A, if specifically requested.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of IGI’s Common Shares based on 48,885,441 Common Shares issued and outstanding as of October 15, 2021, with respect to beneficial ownership of our shares by:

•        each person known by us to be the beneficial owner of more than 5% of our issued and outstanding Common Shares;

•        each of our executive officers and directors; and

•        all our executive officers and directors as a group.

The information provided in the table is based on information filed with the SEC and information provided to IGI. In accordance with SEC rules, individuals and entities named below are shown as having beneficial ownership over Common Shares they own or have the right to acquire within 60 days, as well as Common Shares for which they have the right to vote or dispose of such Common Shares. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Common Shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Common Shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all Common Shares that they beneficially own. The Common Shares owned by the persons named below have the same voting rights as the Common Shares owned by our other shareholders. We believe that, as of October 15, 2021, our Common Shares are owned by 82 record holders.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Issued and Outstanding Common Shares(1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	17,954,510	33.9%
Walid Wasef Jabsheh(3)	385,548	*
Hatem Wasef Jabsheh(4)	292,856	*
Pervez Rizvi	30,000	*
Andreas Loucaides	25,000	*
Michael T. Gray(5)	2,585,886	5.3%
Andrew J. Poole(6)	587,017	1.2%
David Anthony	*	*
David King	*	*
Wanda Mwaura	*	*
All directors and executive officers as a group (ten individuals)	21,860,817	41.3%
Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(7)	6,942,692	14.2%
Weiss Multi-Strategy Advisers LLC(8)	3,620,632	7.2%
Church Mutual Insurance Company(9)	3,300,000	6.8%
Argo Re Limited(10)	3,309,552	6.7%

____________

*        Less than 1%

(1)      Based on 48,885,441 Common Shares of the Company issued and outstanding as of October 15, 2021.

(2)      Wasef Salim Jabsheh’s 17,954,510 Common Shares beneficially owned includes 13,954,510 Common Shares beneficially owned and 4,000,000 warrants to acquire Common Shares. Mr. Jabsheh’s 13,954,510 Common Shares beneficially owned include 600,000 contingent unvested Common Shares that vest at $11.50 per share, 400,000 contingent unvested Common Shares that vest at $12.75 per share and 131,148 contingent unvested Common Shares that vest at $15.25 per share.

Mr. Jabsheh has the right to vote and receive dividends with respect to these contingent unvested Common Shares. His shares also include 132,190 restricted shares for which he has the right to vote. Mr. Jabsheh’s 4,000,000 warrants entitle him to purchase 4,000,000 Common Shares at a price of $11.50 per share. Wasef Jabsheh’s ownership does not include 951,529 Common Shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such Common Shares and thus does not have beneficial ownership of such Common Shares. Mr. Jabsheh is the Chairman and Chief Executive Officer of the Company.

(3)      Walid Wasef Jabsheh’s ownership includes 82,455 Common Shares owned by his wife Zeina Salem Al Lozi, for which Common Shares he disclaims beneficial ownership, and 70,000 restricted shares, with respect to which he has voting rights. Mr. Jabsheh’s ownership does not include 565,981 Common Shares beneficially owned by his brothers or 17,954,510 Common Shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such Common Shares and thus does not have beneficial ownership of such Common Shares. Mr. Jabsheh is currently the President of the Company and is the son of Wasef Jabsheh.

(4)      Hatem Wasef Jabsheh’s ownership includes 25,879 Common Shares owned by his wife Sarah Ann Bystrzycki, for which Common Shares he disclaims beneficial ownership, and 55,000 restricted shares, with respect to which he has voting rights. Mr. Jabsheh’s ownership does not include 658,673 Common Shares beneficially owned by his brothers or 17,954,510 Common Shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such Common Shares and thus does not have beneficial ownership of such Common Shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.

(5)      Michael T. Gray’s beneficial ownership of 2,585,886 Common Shares includes (1) 1,280,574 Common Shares owned by the Gray Insurance Company, of which Michael T. Gray is President, including 256,997 contingent unvested Common Shares that vest at $11.50, (2) 1,054,392 contingent unvested Common Shares owned by Mr. Gray, including 263,499 Common Shares that vest at $11.50 per share, 122,032 Common Shares that vest at $12.75 per share, 417,396 Common Shares that vest at $14.00 per share and 251,465 Common Shares that vest at $15.25 per share, with respect to which Mr. Gray has the right to vote and receive dividends and (3) 105,741 unvested Common Shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership, including 20,293 Common Shares that vest at $11.50 per share, 13,184 Common Shares that vest at $12.75 per share, 45,096 Common Shares that vest at $14.00 per share and 27,168 Common Shares that vest at $15.25 per share. Mr. Gray’s ownership does not include 100,000 Common Shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(6)      The 587,017 Common Shares beneficially owned by Mr. Poole include 270,644 contingent unvested Common Shares, including 185,196 Common Shares that vest at $11.50 per share, 13,184 Common Shares that vest at $12.75 per share, 45,096 Common Shares that vest at $14.00 per share and 27,168 Common Shares that vest at $15.25 per share. Mr. Poole has the right to vote and receive dividends with respect to these contingent unvested Common Shares. Mr. Poole’s ownership also includes 230,000 Common Shares owned by his son Torin Perry Poole, including 78,807 contingent unvested Common Shares that vest at $11.50, for which Common Shares he disclaims beneficial ownership. The business address of Andrew Poole is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(7)      The business address of Oman International Development & Investment Company SAOG (“Ominvest”) is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.

(8)      According to a Schedule 13G filed with the SEC on February 12, 2021, Weiss Multi-Strategy Advisers LLC held shared voting and dispositive power with George A. Weiss with regard to securities of the Company. Such securities are owned by advisory clients of Weiss Multi-Strategy Advisers LLC and George Weiss is the managing member of Weiss Multi-Strategy Advisers LLC. Weiss Multi-Strategy Advisers LLC and Mr. Weiss each disclaim beneficial ownership of the Common Shares owned directly or indirectly by advisory clients of Weiss Multi-Strategy Advisers LLC, except to the extent of their pecuniary interest therein, if any. The business address of each of Weiss Multi-Strategy Advisors LLC and Mr. Weiss is One State Street, 20th Floor, Hartford, CT 06103.

(9)      The business address of Church Mutual Insurance Company is 3000 Schuster Lane, Merrill, WI 54452.

(10)    According to a Schedule 13G/A filed with the SEC on September 30, 2021, Argo beneficially owned 2,809,552 Common Shares of the Company and 500,000 warrants. Argo’s 2,809,552 shares beneficially owned include 39,200 contingent unvested Common Shares that vest at $12.75 per share. Argo Re Ltd. has the right to vote and receive dividends with respect to these contingent unvested Common Shares. Argo’s 500,000 warrants entitle Argo to purchase 500,000 Common Shares at a price of $11.50 per share. Argo Re Ltd. is a wholly owned subsidiary of Argo Group International Holdings, Ltd. The business address of Argo Group International Holdings, Ltd. is 110 Pitts Bay Road, Pembroke HM 08, Bermuda. The business address of Argo Re Ltd. is 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

PROPOSAL NO. 1
PRESENTATION OF IGI’s FINANCIAL STATEMENTS

You can find the Company’s audited financial statements for the year ended December 31, 2020, together with the notes thereto and the independent auditor’s report thereon (the “2020 Financial Statements”) in the accompanying Annual Report on Form 20-F/A that is first being mailed to shareholders on or about October 29, 2021 and under “SEC Filings” in the “Investors” section of our website at www.iginsure.com.

PROPOSAL NO. 2
ELECTION OF DIRECTORS

IGI’s Board currently consists of seven directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2021 Annual General Meeting, shareholders are being asked to elect two Class I directors (David Anthony and David King) to each serve for a three year term until the 2024 Annual General Meeting, or until their successors are elected, or until their offices are vacated in accordance with the Amended and Restated Bye-Laws.

Information regarding the business experience of each nominee is provided below.

If you sign your proxy or voting instruction card or otherwise return a proxy but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by IGI’s Common Shares, present in person or represented by proxy and entitled to be voted at the Annual General Meeting will be elected.

All of the nominees were recommended by the Board, and the Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Wasef Jabsheh, or failing him, Walid Jabsheh, or failing him, Pervez Rizvi, each with the power to appoint his substitute, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Class I Directors (new terms to expire in 2024)
David King Director since 2020 Age 75 Independent Director

David King has served as a Director since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Mr. King served as a non-executive director on the board of our wholly-owned subsidiary, International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center (“IGI Dubai”) from November 2012 through 2020. He also serves as non-executive chairman of International General Insurance Company (UK) Ltd., our wholly-owned subsidiary, where he is also a member of the audit committee. He also serves as non-executive chairman of Forex Capital Markets Limited, where he has been a non-executive director since August 2014 and is a member of its audit committee and nomination and remuneration committee. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting chief executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University. The Board believes that Mr. King is highly qualified to be a director of the company due to his broad financial and executive experience, his extensive international experience, his knowledge of auditing and accounting, and his history as an independent director and audit committee member.

David Anthony Director since 2020 Age 67 Independent Director

David Anthony has served as a Director since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Mr. Anthony served as a non-executive director on the board of IGI Dubai from July 2018 through March 2020. Since June 2018, Mr. Anthony has been an independent insurance consultant working through his company, DA Research & Analysis (DARAA) Ltd. From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was an active lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citi Bank N.A. London from June 1987 to April 1992, and Senior Analyst at Moody’s Investors Service, New York from April 1992 to March 1994. Mr. Anthony has more than 30 years of experience in the insurance and reinsurance industry, which has included senior, insurance-related positions at ratings agencies and with international banks. Throughout his career he has worked extensively in Europe, the Middle East, North Africa and the United States. Mr. Anthony holds a Master of Science in Economic History from the University of London. The Board believes that Mr. Anthony is highly qualified to serve as a director of the company due to his extensive experience in the insurance and reinsurance industry, his long experience working at S&P Global Ratings and his extensive international business experience.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class II Directors (terms expire in 2022)
Wanda Mwaura Director since 2020 Age 49 Independent Director

Wanda Mwaura has served as a Director since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Ms. Mwaura has more than 25 years of financial services, (re)insurance, and accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at Ernst & Young Ltd. from 1996 through 2013, including serving as a partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a director and consulting services provider to various entities in Bermuda. Ms. Mwaura held various roles at subsidiaries of PartnerRe, including as a principal representative and director. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University, is a certified public accountant (CPA) and a member of CPA Bermuda.

Andrew Poole Director since 2020 Age 40

Andrew J. Poole has served as a Director since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Mr. Poole serves as Chief Executive Officer and Chairman of the Board of Directors of Delwinds Insurance Acquisition Corp., a blank check company which went public in December 2020 with $201.250 million held in trust. He has over 17 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 and which consummated its initial business combination with IGI. Concurrently, since 2015, he has been and remains an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to United Insurance Holdings Corporation (Nasdaq: UIHC). Mr. Poole is a graduate of The George Washington University.

Class III Directors (terms expire in 2024)
Wasef Jabsheh Director since 2020 Age 78

Wasef Jabsheh serves as our Chairman of the Board and Chief Executive Officer, positions he has held since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Wasef Jabsheh founded IGI in 2001 and served as the Chief Executive Officer and Vice Chairman of IGI Dubai since 2011 until the closing of the business combination with Tiberius Acquisition Corporation. Wasef Jabsheh has specialized in marine and energy insurance for more than 50 years in various prominent roles with the Kuwait Insurance Co and with ADNIC (the Abu Dhabi National Insurance Company) from the mid-1970s to the late 1980s. In 1989, Mr. Jabsheh established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the Board of Directors of HCC Insurance Holdings Inc. from 1994 until 1997.

Walid Jabsheh Director since 2020 Age 45

Walid Jabsheh serves as our President and as a Director, positions he has held since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Walid Jabsheh joined IGI in 2002 and, prior to his current role at the Company, served as the President of IGI Dubai where he played a pivotal role in the growth and development of IGI Dubai. Walid Jabsheh began his career at Manulife Reinsurance in Toronto, Canada and later joined LDG Reinsurance Corporation, a subsidiary of Houston Casualty Co, in 1998 where he served as Senior Underwriter managing a $30 million book of treaty and facultative business.

Michael Gray Director since 2020 Age 61 Independent Director

Michael T. Gray has served as a Director since March 17, 2020 in connection with the consummation of the business combination with Tiberius Acquisition Corporation. Mr. Gray serves on the board of Delwinds Insurance Acquisition Corp., a newly formed company formed for the purpose of effecting a business combination. Mr. Gray has over 30 years of leadership experience in the insurance industry. He served as the Executive Chairman and Chief Executive Officer of Tiberius from its inception until the closing of the business combination. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has served as Chairman of the board of the Louisiana Insurance Guaranty Association since 2008 (director since 1995), director of the American Property Casualty Insurance Association (APCI) since 2019 (and was director of the predecessor organizations American Insurance Association since 2011 and Property Casualty Insurers Association of America since 2010), director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the Board of Directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including surplus lines insurance and title insurance, casualty and surety insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Mr. Gray graduated from the Harvard Business School “Presidents Program in Leadership” in 2020.

BOARD STRUCTURE AND GOVERNANCE

Classification of Directors

Our Board is comprised of seven directors. Our Amended and Restated Bye-laws provide that our Board is divided into three classes designated as Class I, Class II and Class III with as nearly equal a number of directors in each group as possible. The Class I Directors were initially elected for a one-year term of office, the Class II Directors were initially elected for a two year term of office and the Class III Directors were initially elected for a three-year term of office. At each annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term. A director will hold office until the annual general meeting for the year in which his or her term expires, subject to his or her office being vacated in accordance with our Amended and Restated Bye-laws.

Prior to the consummation of the business combination between the Company and Tiberius Acquisition Corporation, David Anthony and David King were elected as Class I Directors with terms expiring at our 2021 Annual General Meeting, Wanda Mwaura and Andrew Poole were elected as Class II Directors with terms expiring at our 2022 annual general meeting, and Wasef Jabsheh, Walid Jabsheh and Michael Gray were elected as Class III Directors with terms expiring at our 2023 annual general meeting. Accordingly, the terms of David Anthony and David King will expire at the 2021 Annual General Meeting and our Board has nominated each of them for a new 3-year term which will expire at the 2024 annual general meeting.

The directors are elected with a plurality of the votes cast by the shareholders and there is no cumulative voting for elections of directors, provided that (1) for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of our issued and outstanding Common Shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify two directors to the Board (such Wasef Jabsheh-appointed directors, “Jabsheh Directors”), (2) for so long as Wasef Jabsheh, his family and/or their affiliates own at least 5% of our issued and outstanding Common Shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify one Jabsheh Director to the Board, and (3) the remaining directors are elected by the shareholders. The current Jabsheh Directors are Wasef Jabsheh and Walid Jabsheh.

Board Independence

The Board has determined that each of the two persons nominated as Class I directors, David Anthony and David King, is “independent” under Nasdaq rules. As a foreign private issuer, we are not required to have a majority of independent directors. However, four out of seven members of our Board — David Anthony, Michael Gray, David King and Wanda Mwaura — are “independent” directors under Nasdaq rules. We also view Andrew Poole as a fifth independent director, although under Nasdaq rules Mr. Poole does not qualify as independent because he was an executive officer of Tiberius Acquisition Corp. who received compensation for such services.

Committees of the Board of Directors

Our Board has established three standing committees: the audit committee, the compensation committee and the nominating/governance committee. The membership of each of the committees as of the date hereof, and the number of meetings of each committee held during 2020, are as follows:

Name of Director	Audit	Nominating/ Governance	Compensation
Non-Employee Directors:
David Anthony	X		X*
Michael T. Gray		X
David King	X	X*
Wanda Mwaura	X*
Andrew J. Poole			X

Employee Directors:
Wasef Salim Jabsheh
Walid Wasef Jabsheh		X	X
Number of Meetings in 2020	6	3	3

____________

X = Committee Member

* = Committee Chair

Audit Committee

The members of IGI’s audit committee are David Anthony, David King and Wanda Mwaura. Wanda Mwaura is the chair of the audit committee. The audit committee must be composed exclusively of “independent directors,” as defined by the rules and regulations of the SEC. Each of the members of our audit committee is independent under SEC and Nasdaq rules. Wanda Mwaura serves as the audit committee financial expert (within the meaning of SEC regulations). The Company has adopted an audit committee charter which sets forth the requirements for audit committee members and the responsibilities of the audit committee.

The audit committee is responsible for the appointment, compensation, retention and oversight of the auditors, review of the results and scope of the audit and other accounting related services and review of our accounting practices and systems of internal accounting and disclosure controls. The audit committee pre-approves auditing services and permitted non-audit services to be performed for the Company by the independent auditor. Audit committee pre-approval of audit and non-audit services is not required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the audit committee. The audit committee also reviews the independence and quality control procedures of the auditors and the experience and qualifications of the auditor’s senior personnel that are providing audit services to the Company. The audit committee’s duties include meeting with management and the auditors in connection with the annual audit, overseeing the internal auditor or internal audit function, and reviewing with management the risk assessment and risk management policies of the company and the earnings press releases and any guidance provided to analysts and rating agencies.

The audit committee may delegate to the chair of the audit committee, any of the members of the audit committee, or any subcommittee, the responsibility and authority for any particular matter within its powers and authority. However, subcommittees do not have the authority to engage independent legal counsel, accounting experts or other advisors unless expressly granted such authority by the audit committee.

Nominating/Governance Committee

As a foreign private issuer, the Company is not required to have a nominating/governance committee or a nominating/governance committee composed entirely of independent directors. However, IGI’s Board has a nominating/governance committee with a majority of independent directors. The members of the nominating/governance committee are Walid Jabsheh, Michael Gray and David King. David King is the chair of the nominating/governance committee. The nominating/governance committee is responsible for overseeing the selection of persons to be nominated to serve on our Board, advising the Board and making recommendations regarding appropriate corporate governance practices, and leading the Board in the annual performance evaluation of the Board and its committees.

Compensation Committee

As a foreign private issuer, the Company is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, IGI’s Board has a compensation committee consisting of Walid Jabsheh, David Anthony and Andrew Poole. David Anthony is the chair of the compensation committee. The Company has adopted a compensation committee charter which sets forth the requirements for compensation committee members and the responsibilities of the compensation committee. The purpose of the compensation committee is to review, evaluate and approve compensation paid to our officers and directors. The compensation committee will review director compensation and make recommendations to the Board of Directors regarding the form and amount of director compensation. The compensation committee meets at least twice per year and annually reviews the compensation committee charter.

Codes of Conduct

The Company has adopted a Corporate Code of Business Conduct and Ethics applicable to all of its directors, officers and employees. The Code of Business Conduct and Ethics covers, among other things, conflicts of interest, company books and records, use of company property, payments of gifts, corporate opportunities, compliance, extension of credit to officers and directors, confidentiality and employee relations.

The Company has also adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and certain other officers. The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly report violations of the code to the chairman of the audit committee.

Approval of Certain Transactions

Our Amended and Restated Bye-laws provide that the Board may approve the following transactions only if each Jabsheh Director then in office votes in favor of such transactions: (1) sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis, (2) enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s Common Shares, (3) enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions), (4) alter the size of the Board, (5) incur debt in an amount of $50 million (or other equivalent currency) or more, and (6) issue Common Shares (or securities convertible into Common Shares) in an amount equal to or greater than 10% of the then issued and outstanding Common Shares of the Company.

Board Leadership

Wasef Jabsheh serves as Chairman of the Board and Chief Executive Officer. We believe that having Mr. Jabsheh act as both Chairman of the Board and Chief Executive Officer is most appropriate for us because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the Board. In particular, having Mr. Jabsheh act in both of these roles increases the timeliness and effectiveness of our Board’s deliberations, increases the Board’s visibility into the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.

We believe that the combined role of Chairman and Chief Executive Officer, together with the significant responsibilities of the Board’s independent directors, provides an appropriate balance between leadership and independent oversight.

Vote Required

Approval of the election of each of Messrs. David Anthony and David King as a Class I director requires an affirmative vote of a majority of the votes cast at the Annual General Meeting.

Our Board unanimously recommends a vote FOR the approval of the election of each of Messrs. David Anthony and David King as a Class I director as set forth in Proposal No. 2.

PROPOSAL NO. 3
APPROVAL OF THE RE-APPOINTMENT OF ERNST & YOUNG LLP TO
ACT AS OUR INDEPENDENT AUDITOR FOR THE
FISCAL YEAR ENDING DECEMBER 31, 2021

At the Annual General Meeting, shareholders will be asked to approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2021 and the authorization for the Board, acting through our audit committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2021.

Ernst & Young LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company or its consolidated subsidiaries during the past three fiscal years other than in its capacity as the Company’s independent auditor.

Principal Auditor Fees

Our principal accountant since October 28, 2019, the date of our incorporation, through December 31, 2020 and as of December 31, 2020 is Ernst & Young LLP. The following table shows the fees IGI and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2019 and 2020.

Fees (in thousands of U.S. dollars)	2019	2020
Audit Fees	$1,029	$1,303
Audit-Related Fees	—	—
Tax Fees	61	5
All Other Fees	42	47
Total	$1,132	$1,355

The audit committee has the authority to pre-approve audit-related and permitted non-audit services to be performed by our independent auditor and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountants in 2019 and 2020.

Vote Required

Adoption of Proposal No. 3 requires the affirmative vote of a majority of the votes cast at the Annual General Meeting.

Our Board unanimously recommends a vote FOR the approval of the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2021 and the authorization for our Board, acting through our audit committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2021 as set forth in Proposal No. 3.

OTHER MATTERS

Our Board is currently unaware of any other matters to come before the Annual General Meeting other than as set forth in the accompanying Notice of Annual General Meeting and as more specifically described in this Information Circular. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Annual General Meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet, Smartphone or Tablet - QUICK EASY INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 29, 2021. If you return your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct VOTE BY INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MOBILE VOTING – On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. MOBILE VOTING – On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED AND FOR PROPOSAL 3. Please mark your votes like this 2. Election of Directors FOR all Nominees listed to the left X WITHHOLD AUTHORITY to vote (except as marked to the contrary for all nominees listed to the left) (1) David Anthony (2) David King In each case to hold office until the 2024 Annual General Meeting or until their successors have been elected or appointed or their office is otherwise vacated in accordance with the Amended and Restated Bye-laws of the Company. (Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee’s name in the list above) 3. Proposal to approve the reappointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2021 and the authorization for the Board of Directors, acting through the Audit Committee, to fix the remuneration of the independent auditor for the fiscal year ending December 31, 2021. FOR AGAINST ABSTAIN CONTROL NUMBER Signature_Signature, if held jointly____ Date__, 2021 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The Information Circular and the 2020 Annual Report to Shareholders are available at: https://www.cstproxy.com/igi/2021 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. The undersigned appoints Wasef Jabsheh, or failing him, Walid Jabsheh, or failing him, Pervez Rizvi, as my, or our, proxy, each with the power to appoint his substitute, and authorizes each of them, or their substitutes, to represent and to vote, as designated on the reverse hereof and/ or in respect of any other business arising at the Annual General Meeting (including by motion to amend a resolution or adjourn the Annual General Meeting) all of the Common Shares of International General Insurance Holdings Ltd. held of record by the undersigned at the close of business on October 15, 2021 at the Annual General Meeting of Shareholders of International General Insurance Holdings Ltd. to be held on November 30, 2021, or any postponement or adjournment thereof, as the proxy in his sole discretion deems appropriate. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE TWO NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOR OF PROPOSAL 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE INFORMATION CIRCULAR. 19018_International General Insurance Holdings _Proxy_Card REV1 Back (Continued, and to be marked, dated and signed, on the other side)